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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13A-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  August, 2006

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40 F.       Form 20-F [ ] Form 40-F [X]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                  Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                  Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    NEUROCHEM INC.
August 14, 2006

                                    By:  /s/ David Skinner
                                        ----------------------------------------
                                        David Skinner, Vice President,
                                        General Counsel and Corporate Secretary



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                                                   NEUROCHEM INC.
                                                   275 Armand-Frappier Blvd.
[NEUROCHEM (LOGO)]                                 Laval, Quebec, Canada H7V 4A7
________________________________________________________________________________

FOR FURTHER INFORMATION, PLEASE CONTACT:

Lise Hebert, PhD                                             Tel: (450) 680-4570
Vice President, Corporate Communications                   lhebert@neurochem.com



               NEUROCHEM RECEIVES APPROVABLE LETTER FOR EPRODISATE
                  (KIACTA(TM)) FOR TREATMENT OF AA AMYLOIDOSIS

    NEUROCHEM WILL HOST A CONFERENCE CALL ON AUGUST 14, 2006, AT 8:30 A.M. ET

LAVAL, QUEBEC, AUGUST 11, 2006 -- Neurochem Inc. (NASDAQ: NRMX, TSX: NRM) announces that it has received an approvable letter from the U.S. Food and Drug Administration (FDA) for eprodisate (Kiacta(TM) -- formerly Fibrillex(TM)) for the treatment of Amyloid A (AA) amyloidosis.

In its action letter, the FDA requested additional efficacy information, as well as a safety update. The FDA stated that this efficacy information would probably need to be addressed by one or more additional clinical trials. As an alternative, the FDA also stated that significant findings obtained from a complete follow-up of patients in the existing study could be persuasive. The FDA asked for further manufacturing and pharmacokinetic information, and acknowledged that a QT clinical study should be submitted as part of a Phase 4 (post approval) commitment.

"We are pleased with the FDA's response and the constructive relationship we have with them," said Dr. Francesco Bellini, Chairman, President and CEO of Neurochem. "We are working closely with the agency to secure as soon as possible the final approval without conducting a new efficacy clinical trial. We are already starting to collect additional information as suggested by the FDA," he concluded.

A progressive and fatal condition, AA amyloidosis occurs in a proportion of patients with chronic inflammatory disorders, chronic infections and inherited diseases such as Familial Mediterranean Fever. The kidney is the organ most frequently affected and progression to dialysis and end stage renal disease is the most common cause of death in this disease. Currently, there is no FDA-approved therapy to treat AA amyloidosis and half of all patients diagnosed with the disease die within five years of diagnosis.


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ABOUT KIACTA(TM)

Kiacta(TM) underwent a landmark international, randomized, double-blind, placebo-controlled, and parallel-designed clinical trial in which 183 patients were enrolled in 27 sites around the world.

In April 2006, the FDA granted Priority Review to Kiacta(TM), a classification reserved for product candidates that would offer a significant improvement in the treatment, diagnosis or prevention of a disease or that address an unmet medical need. Over the course of its development, Kiacta(TM) received Orphan Drug Designation and Fast Track status by the FDA and was accepted by the Agency for the Continuous Marketing Application (CMA) Pilot 1 and 2 programs.

CONFERENCE CALL

Neurochem will host a conference call at 08H30 Eastern Time, Monday, August 14, 2006.

To participate in the conference call, please dial the following numbers approximately 10 minutes prior to the start of the call: 416-644-3430 or 1-800-814-4861. A replay of the conference call will be available for one week (until August 21, 2006), commencing one hour after the end of the call. The instant replay numbers are 416-640-1917 or 1-877-289-8525. The access code for the replay is 21200044. Please mention that you are calling for the Neurochem conference replay.

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. Eprodisate (Kiacta(TM)) is currently being developed for the treatment of AA amyloidosis and has received in August 2006 from the FDA an approvable letter. Tramiprosate (Alzhemed(TM)), for the treatment of Alzheimer's disease, is currently in Phase III clinical trials in both North America and Europe and tramiprosate (Cerebril(TM)), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.

TO CONTACT NEUROCHEM

For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1-877-680-4500 or visit our Web Site at www.neurochem.com.

This news release contains forward-looking statements regarding Kiacta(TM), as well as regarding continuing and further development efforts. These statements are based on the current analysis and expectations of management. Drug development necessarily involves numerous risks and uncertainties, which could cause actual results to differ materially from this current analysis and these expectations. Analysis regarding the results of clinical trials may not provide definitive results regarding safety, tolerability or therapeutic benefits. Even if all the endpoints sought in the clinical trials were met (which is not certain), there is no certainty that regulators would ultimately approve Kiacta(TM) for sale to the public. Risks and uncertainties may include: failure to


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demonstrate the safety, tolerability and efficacy of our product, the expense and uncertainty of obtaining regulatory approval, including from the FDA, and the possibility of having to conduct additional clinical trials. Further, even if regulatory approval is obtained, therapeutic products are generally subject to: stringent on-going governmental regulation, challenges in gaining market acceptance, and competition. Neurochem does not undertake any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.